

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

John Morgan
Chief Executive Officer
Nitches, Inc.
1333 N Buffalo Dr., Suite 210
Las Vegas, NV 89128

> **Re: Nitches Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed January 26, 2023**
> **File No. 024-12029**

Dear John Morgan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2022 letter.

Form 1-A/A filed January 26, 2023

Our Business, page 6

1.   We note your response to comment 8 and reissue in part. Please disclose where geographically the manufacturers the Company has relationships with are located and any risk factors associated therewith.

Executive Compensation, page 38

2.   Please update your compensation disclosure to reflect the fiscal year ended August 31, 2022.

General

3.   We note your responses to comments 1 and 2. Please confirm that you have ceased all activities/initiatives involving NFTs other than in regards to OVS. Please also explain your ongoing role(s) relating to the POM project and the related POM NFTs, including any fees that you are entitled to in connection with resales.

    You may contact Melissa Gilmore at 202-551-3777 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing